April 3, 2019

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Nathan E. Fagre
General Counsel
Spectrum Brands, Inc.
3001 Deming Way
Middleton, Wisconsin 53562

       Re:     Spectrum Brands, Inc.
               Registration Statement on Form S-1
               Filed August 9, 2017
               File No. 333-219844

Dear Mr. Fagre:

         It has been more than nine months since you last amended this registration statement and it is now out of date. Within 30 days from the date of this letter, you should either:

       amend it to comply with the applicable requirements of the Securities Act of 1933, the rules and regulations under the Act, and the requirements of the form; or

       file a request for withdrawal.

        If you requested confidential treatment for portions of any exhibits to your registration statement and you request withdrawal of that registration statement, please submit a concurrent request for withdrawal of your application for confidential treatment.

        If you do not amend the registration statement or file a request for withdrawal (or provide us with a satisfactory explanation of why you have not done either) within 30 days, we may enter an order declaring the registration statement abandoned under rule 479 of the Act.
       Please contact Heather Percival at 202-551-3498 with any questions.


                                                          Sincerely,



                                                          Amanda Ravitz
                                                          Assistant Director
                                                          Office of Electronics
and Machinery


cc:   Raphael M. Russo, Esq.
      Paul, Weiss, Rifkind, Wharton & Garrison LLP
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